FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   May 10, 2005

EXHIBIT INDEX

1	Notice of Annual General Meeting of Shareholders

2	Management Information Circular

3	Proxy

4	Request for Voting Instructions

EXHIBIT 1

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Miramar Mining Corporation (the “Corporation”) will be held in the Cheakamus Room of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia on May 10, 2005, at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year of the Corporation ended December 31, 2004, together with the report of the auditor thereon;

2.	to elect directors of the Corporation;

3.	to appoint an auditor of the Corporation for the ensuing financial year and to authorize the directors of the Corporation to fix the remuneration of the auditor; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of the Corporation are invited to attend the Meeting. Shareholders of record at the close of business on March 24, 2005 are entitled to notice of the Meeting and will be entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person should complete, date and sign the accompanying form of proxy and return it to the office of the Corporation’s registrar and transfer agent, Pacific Corporate Trust Company, at 10th floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8.

        Dated at Vancouver, British Columbia, this 14th day of April, 2005.

By Order of the Board Anthony P. Walsh President

NOTE: Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, and in order to be used at the Meeting or an adjournment thereof, forms of proxy must be received by the Corporation c/o Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, prior to 5:00 p.m., Vancouver time, on May 9, 2005, or, in the case of an adjournment of the Meeting, not later than 5:00 p.m., Vancouver time, on the business day prior to the reconvened meeting.

DEPOSIT OF A PROXY MAY BE MADE BY DELIVERY THROUGH THE MAIL, BUT THE PROXY SHOULD BE MAILED PROMPTLY IN ORDER TO ENSURE TIMELY DEPOSIT. A SELF-ADDRESSED ENVELOPE IS PROVIDED FOR RETURN OF A PROXY.

EXHIBIT 2

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

MANAGEMENT INFORMATION CIRCULAR

This information circular (this “Proxy Circular”) is being furnished to the shareholders of Miramar Mining Corporation (the “Corporation”) in connection with the solicitation of proxies by the management of the Corporation for use at the annual general meeting of the shareholders of the Corporation (the “Meeting”) to be held in the Cheakamus Room at The Fairmont Waterfront Hotel, 900 Canada Place Way, in Vancouver, British Columbia on May 10, 2005 at the hour of 10:00am Pacific Time, for the purposes set out in the notice of the Meeting accompanying this Proxy Circular. This Proxy Circular is first being sent to shareholders of the Corporation on or about April 14, 2005. Unless otherwise stated, information contained in this Proxy Circular is given as at March 24, 2005 (except where indicated).

The solicitation of proxies for the Meeting will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation or by agents retained by the Corporation. Employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, their reasonable expenses for sending proxies and proxy material to beneficial owners of common shares of the Corporation and requesting authority to execute proxies in respect of such common shares of the Corporation. The Corporation will bear the expenses of such solicitation of proxies.

No person is authorized to give any information or to make any representation other than as contained in this Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Proxy Circular shall not under any circumstances create an implication that there has been no change in the information set forth herein since the date of this Proxy Circular.

APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

The persons named in the form of proxy accompanying this Proxy Circular are officers and directors of the Corporation. A shareholder of the Corporation has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons named in the form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy, or by executing a proxy in a form similar to the form of proxy accompanying this Proxy Circular. If a shareholder of the Corporation appoints one of the persons named in the form of proxy accompanying this Proxy Circular as the nominee of the shareholder and does not direct such nominee to vote either for, against or withhold from voting in respect of a matter or matters with respect to which an opportunity to specify how the common shares of the Corporation registered in the name of such shareholder are to be voted, the proxy will be voted for such matter or matters.

To be effective, proxies must be received by the Corporation c/o Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, prior to 5:00 p.m., Pacific Time, on May 9, 2005 or, in the case of any adjournment of the Meeting, not later than 5:00 p.m., Pacific Time, on the business day prior to the reconvened meeting. Deposit of a proxy may be made by delivery through the mail, but the proxy should be mailed promptly in order to ensure timely deposit. A self addressed envelope is provided for the return of a proxy.

EXERCISE OF VOTE BY PROXY

The common shares of the Corporation represented by a proxy at the Meeting will be voted for, against or withheld from voting in accordance with the instructions of the holder of such common shares of the Corporation, so long as such instructions are certain, on any ballot that may be called for and, where the shareholder of the Corporation whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the common shares of the Corporation represented by such proxy will be voted in accordance with the specification so made.

If no choice is specified in the proxy, the persons named in the form of proxy accompanying this Proxy Circular will vote for all of the matters proposed by management at the Meeting and described in the notice of the Meeting accompanying this Proxy Circular.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the persons named therein with respect to any amendment or variation to the matters identified in the notice of the Meeting accompanying this Proxy Circular and with respect to other matters which may properly come before the Meeting. Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the notice of the Meeting accompanying this Proxy Circular. However, if any other matters which are not now known to management of the Corporation should properly come before the Meeting, the common shares of the Corporation represented by proxies given in favour of the persons named in the form of proxy accompanying this Proxy Circular will be voted on such matters in accordance with the best judgment of such person.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares of the Corporation they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBO’s”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBO’s”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has elected to send the notice of meeting, this information circular and the proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non- Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

REVOCATION OF PROXIES

A shareholder of the Corporation may revoke a previously given proxy by depositing an instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof properly authorized, indicating the capacity in which such officer or attorney is signing, and deposited, together with the instrument so empowering the officer or officers or the attorney, or a notarially certified copy of such instrument, either at the registered office of the Corporation at any time up to and including 5:00 p.m., Pacific Time, on May 9, 2005 or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue 500,000,000 common shares of which, as at March 24, 2005, 159,696,699 common shares were outstanding, each entitled to one vote on each matter voted upon by ballot at the Meeting. Each holder of record of common shares of the Corporation on March 24, 2005 was entitled to notice of the Meeting and is entitled to vote at the Meeting.

To the best of the knowledge of the directors and the senior officers of the Corporation, at March 24, 2005 no person or company beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting shares of the Corporation other than Dundee Wealth Management Inc. which, together with its subsidiaries, affiliates and associates, owned or exercised control or direction over an aggregate of 25,580,717 common shares of the Corporation, which represents approximately 16% of the issued shares of the Corporation.

ELECTION OF DIRECTORS

It is proposed that the persons named below be nominated for election as directors of the Corporation. All of the proposed nominees are now directors of the Corporation and have been since the year set forth below. Management of the Corporation does not contemplate that any of the proposed nominees will be unable to serve as directors of the Corporation but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy accompanying this Proxy Circular have the right to vote for any other nominee of management of the Corporation. Each director will be elected to hold office until the close of the next annual general meeting of the shareholders of the Corporation or until his/her successor is appointed or elected. The following table sets forth certain information concerning the persons nominated for election as directors of the Corporation.

Name and Municipality of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares(6)

Lawrence Bell(1)(5)	Director	Chairman of the Board, BC	2003	20,000
Vernon, B.C		Hydro, electrical utility

David Fennell(2)(4)	Executive Vice-Chairman,	Business Executive	2002	2,423,742
Nassau, Bahamas	and Director

Catherine McLeod-	Director	President & Director, Pacific	2001	15,667
Seltzer (3)(5)		Rim Mining Corporation, natural
West Vancouver, B.C		resource company

Peter Nixon(1)(5)	Director	Corporate Director	2002	13,150
Keswick, Ontario

Anthony J. Petrina(2)(3)	Chairman of the Board and	Mining Engineer, Corporate	1995	45,000
(4)(5)	Director	Director
Vancouver, B.C

Christopher J. Pollard(1)(4)	Director	Corporate Director	1994
Vancouver, B.C

William E. Stanley(1)(2)(3)	Director	Mining Engineer, Industry	1995	1,000
West Vancouver, B.C		Consultant

Anthony P. Walsh (2)(5)	President and Chief	President and Chief Executive	1999	147,192
West Vancouver, B.C	Executive Officer and	Officer of the Corporation
	Director

(1)	Member of the Audit & Risk Management Committee
(2)	Member of the Executive Committee
(3)	Member of the Human Resources Committee
(4)	Member of the Safety and Environmental Committee
(5)	Member of the Corporate Governance and Nominating Committee
(6)	Indicates the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised. Such information, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
(7)	Peter Steen who is currently a director will not be standing for re-election as a director at the Meeting.

Each of the nominees has been engaged in the principal occupation set forth opposite the nominee's name during the past five years except for Mr. Lawrence Bell who, prior to August 2001, was President of Shato Holdings Ltd., a food services & real estate management, and holding company; and David Fennell who, prior to 2002, was the President of Hope Bay Gold Corporation Inc.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the election of the foregoing individuals as directors of the Corporation.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and to subsidiaries of the Corporation for the financial years ended December 31, 2004, 2003 and 2002 to the extent required by law in respect of each of the individuals who were at any time during 2004, the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (collectively the "Named Executive Officers") whose salary and bonus for such year exceed $150,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa- tion(1) ($)	Securities Under Options Granted (#)	All Other Compensation ($)

Anthony P. Walsh	2004	320,000	--	29,155	230,000	--
President & Chief	2003	290,000	100,000	25,500	150,000	--
Executive Officer	2002	276,980	70,000	25,500	100,000	--

Stephen P. Quin	2004	205,000	--	25,315	145,000	--
Executive Vice-President	2003	205,000	40,000	23,700	100,000	--
	2002	201,968	50,000	23,700	80,000	--

Brian M. Labadie	2004	215,000	--	25,315	145,000	--
Executive Vice-President	2003	215,000	45,000	23,700	100,000	--
& Chief Operating Officer	2002	212,364	50,000	23,700	80,000	--

A. David Long	2004	150,000	--	23,515	140,000	--
Corporate Secretary	2003	141,968	30,000	21,900	90,000	--
Vice-President, Legal	2002	141,968	15,000	21,900	80,000	--

Elaine Bennett	2004	135,000	--	23,515	140,000	--
Vice-President &	2003	115,000	23,000	21,900	90,000	--
Controller	2002	101,740	20,000	15,588	20,000	--

1.	In each case the amount represents a Registered Retirements Savings Plan contribution of approximately $14,500 per annum; a car allowance of between $700 and $1000 per month and a parking allowance of $50 per month. Mr. Walsh receives a club membership of approximately $170 per month.

The services of David Fennell as Executive Vice Chairman of the Corporation are provided by Laurentian Mountain Investments Ltd. under a two year contract for the period January 2005 to December 2007 for a fee of US$350,000 and stock options in an amount equivalent to options granted annually to senior officers of the Corporation.

Stock Option Plan

Under the stock option plan of the Corporation (the “Stock Option Plan”), options to purchase common shares of the Corporation may be granted to full or part-time employees and directors of the Corporation or subsidiaries of the Corporation and other persons or companies engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation. The maximum number of common shares of the Corporation subject to option under the Stock Option Plan may not exceed 10,800,000. In determining the number of common shares of the Corporation subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Corporation. The exercise price per common share may not be less than the closing price of the common shares of the Corporation on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. Each option is for a term not in excess of 10 years and is not exercisable unless the optionee has been continuously employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Corporation or a subsidiary of the Corporation continuously since the date of grant of the option, except (i) in the case of the death of an optionee, in which case the option is exercisable for a maximum of 12 months thereafter, (ii) in the case of an optionee ceasing to be a participant under the Stock Option Plan for any reason other than cause of death, in which case the option is exercisable for a maximum of 30 days thereafter or (iii) an optionee who is a director ceasing to be a participant under the Stock Option Plan as a result of a takeover of the Company, in which case the option is exercisable for a maximum period of one year. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Corporation in connection with any purchase of common shares from the Corporation. All options granted by the Corporation are currently exercisable for a five year term.

During the financial year of the Corporation ended December 31, 2004 options were granted to the Named Executive Officers as follows:

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING 2004

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Anthony P. Walsh	180,000	7.02%	$3.34	$3.34	January 2, 2009
	50,000		$2.76	$2.76	February 5, 2009

Stephen P. Quin	120,000	4.43%	$3.34	$3.34	January 2, 2009
	25,000		$2.76	$2.76	February 5, 2009

Brian Labadie	120,000	4.43%	$3.34	$3.34	January 2, 2009
	25,000		$2.76	$2.76	February 5, 2009

A. David Long	120,000	4.28%	$3.34	$3.34	January 2, 2009
	20,000		$2.76	$2.76	February 5, 2009

Elaine Bennett	120,000	4.28%	$3.34	$3.34	January 2, 2009
	20,000		$2.76	$2.76	February 5, 2009

The following table sets forth details of all exercises of options during the financial year of the Corporation ended December 31, 2004 by each of the Named Executive Officers and the value as at December 31, 2004 of unexercised options on an aggregate basis:

AGGREGATED OPTION EXERCISES DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR AND
DECEMBER 31, 2004 OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 (#) Exercisable/ Unexercisable(6)	Value of Unexercised-in-the Money Options at December 31, 2004 ($) Exercisable/ Unexercisable(6)

Anthony Walsh	95,000	$ 80,000	519,000	$154,180

Stephen P. Quin	--	--	325,000	$ 97,600

Brian Labadie	--	--	245,000	$ 0

A. David Long	33,000	$ 37,950	330,000	$117,600

Elaine Bennett	--	--	230,000	$ 0

(1)	70,000 at $1.00; 69,000 at $1.22; 150,000 at $1.90; 180,000 at $3.34 and 50,000 at $2.76.
(2)	80,000 at $1.22; 100,000 at $1.90; 120,000 at $3.34 and 25,000 at $2.76.
(3)	100,000 at $1.90;120,000 at $3.34 and 25,000 at $2.76
(4)	20,000 at $1.00, 80,000 at $1.22; 90,000 at $1.90; 120,000 at $ 3.34 and 20,000 at $2.76.
(5)	90,000 at $1.90; 120,000 at $3.34 and 20,000 at $2.76.
(6)	All options are vested and no options held by the Named Executive Officers are unexercisable. Notes (1) through (5) above refer to the number of shares that may be acquired on exercise at the stated exercise prices.

Executive Contracts

The Corporation has entered into employment agreements with the Named Executive Officers which provide in each case, other than the Chief Executive Officer, that if the Officer’s employment is terminated by the Corporation, other than for cause, the Officer will be paid severance of two times the Officer’s then salary and benefits. The benefits provided by the company include automobile expenses, disability benefits, standard and extended health benefits and dental benefits, annual RRSP contributions and benefits under a supplemental executive retirement plan described below under “Executive Retirement Plan”. The Corporation’s approach to determining salary, bonuses and granting stock options to executives is discussed below under the report of the Human Resources Committee of the Board.

Human Resources Committee

The annual base salaries and bonuses paid to senior management of the Corporation and the benefits offered by the Corporation in the financial year ended December 31, 2004, were determined by the Human Resources Committee of the Board of Directors comprised of four non-employee directors formed to administer the executive remuneration program of the Corporation. The Human Resources Committee in respect of the financial year ended December 31, 2004 was comprised of William E. Stanley (Chair), Catherine McLeod-Seltzer and Peter Steen. The Human Resources Committee has determined that the annual compensation paid to senior management of the Corporation should be equivalent to the industry standard paid to executives of comparable corporations in the gold mining industry in Canada.

The Human Resources Committee has formulated criteria to be used in determining the remuneration of senior management of the Corporation. The Human Resources Committee annually reviews independent salary surveys to assist it to determine executive compensation.

Human Resources Committee Report

Executive Compensation Program

The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. To this end, the executive compensation program formulated by the Human Resources Committee is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Corporation. The Human Resources Committee sets the executive compensation levels using the PricewaterhouseCoopers annual National Mining Industries Salary Survey. The survey is a competitive analysis of the compensation paid to mining executives in Canada.

Base Salaries

To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance as well as compensation practices of similar gold mining companies. In determining base salaries and bonuses, the Human Resources Committee took into account the financial performance of the Corporation for 2004.

The level of the base salary for each employee of the Corporation is determined by the level of responsibility and the importance of the position to the Corporation, within competitive industry ranges. The Human Resources Committee determines the base salaries and bonuses for senior management and employees of the Corporation. Named executive officers received salary increases of up to 10.35% during 2004.

Bonus

The Chief Executive Officer of the Corporation presents recommendations to the Human Resources Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Corporation. The Human Resources Committee evaluates each member of senior management and the other employees of the Corporation in terms of their performance and the performance of the Corporation. The Human Resources Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Corporation, which are reported to the Board of Directors of the Corporation. In 2005, only one member of the executive management team received a performance bonus for work done in 2004.

Stock Options

The purpose of the Corporation’s stock option plan is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by giving an opportunity to purchase Common Shares on a favourable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock Options are granted in accordance with the stock option plan approved by the shareholders (outlined below) at an exercise price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the business day immediately prior to the date of grant. Currently there are options to purchase an aggregate of 8,625,578, common shares granted to directors, officers and employees, representing approximately 5.40% of the issued shares of the Corporation on March 24, 2005.

Stock Option Plan

The Human Resources Committee previously set a program for annual stock option grants under the Corporation’s Stock Option Plan setting the number of options to be granted for each position within the Corporation. The Stock Option Plan is administered by the Chief Executive Officer of the Corporation within the program set by the Human Resources Committee, and is intended to advance the interests of the Corporation through the motivation, attraction and retention of key employees, officers and directors of the Corporation and subsidiaries of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of common shares of the Corporation by key employees, officers and directors of the Corporation and subsidiaries of the Corporation. Each grant of options under the Stock Option Plan is approved by the Board of Directors of the Corporation.

The number of common shares of the Corporation which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. Options granted under the Stock Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board of Directors of the Corporation at the time the option is granted, which price may not be less than the closing price of the common shares on The Toronto Stock Exchange on the last trading day immediately preceding the date of grant of the option. The options initially granted under the Stock Option Plan were approved by the Board of Directors of the Corporation at the time of grant. All subsequent grants of options are reviewed by the Human Resources Committee and recommended to the Board of Directors for approval.

Compensation of the Chief Executive Officer

The process for the setting of the compensation of the Chief Executive Officer of the Corporation is the same as for the other members of senior management of the Corporation. The Chief Executive Officer’s performance is evaluated by the Human Resources Committee relative to various objectives set for him and the Corporation.

The Human Resources Committee and the Board of Directors continue to be of the view that Mr. Walsh provides the leadership that permitted the Corporation to advance it’s initiatives in 2004 and in making their compensation decision, they considered other factors including his contribution to the business performance and anticipated future performance of the Corporation.

In consideration of Mr. Walsh’s contribution to the Corporation, Mr. Walsh received a salary of $320,000 and was granted fully vested incentive stock options to purchase 230,000 common shares of the Corporation for a period of five years.

In 2000, the Corporation entered into a revised employment agreement with Mr. Walsh which provides that if Mr. Walsh’s employment is terminated without cause, he will be paid severance of three years of his then salary. However, if his employment is terminated within twelve months of a change of control of the Corporation, the three years severance will be based on the average salary of Chief Executive Officers of Canadian Mining Companies with fewer than 1,000 employees according to the PricewaterhouseCoopers annual salary survey.

The Human Resources Committee has also approved those executive officers of the Corporation who will be eligible to receive a bonus in 2005, together with enumerated and weighted objectives for each of these executive officers for 2004. The performance evaluation of the executive officers is primarily the responsibility of the President and CEO.

Going forward, the Human Resources Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation’s President and CEO.

The foregoing report dated March 24, 2005, for the financial year ended December 31, 2004 has been presented by the Human Resources Committee.

Executive Retirement Plan

The Corporation has established a supplemental executive retirement plan for five senior executives (the “Plan”). The Plan provides that the Corporation will pay to each executive on retirement or termination of employment a benefit equal to the difference between the amount of the Corporation’s contributions to the executive’s individual RRSP plan and investment returns thereon and a pension amount based upon such executive’s years of service and salary averaged over the highest consecutive 60 months of employment. The Plan credits the executives with services from 1998. All of the executives in the Plan have been employed by the Corporation since prior to 1998. The aggregate accrued benefit obligations under the Plan for services for the seven year period from January 1, 1998 to December 31, 2004 were $575,407 ($288,804 Anthony Walsh, $146,541 Brian Labadie, $93,642 Stephen Quin, $42,773 David Long, $3,647 Elaine Bennett). The Plan obligations are not funded by the Company until retirement or termination and therefore the Plan had a deficit at December 31, 2004 of $575,407.

Committee Members: William E. Stanley (Chairman), Catherine McLeod-Seltzer, Anthony Petrina and Peter Steen.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation with the total cumulative shareholder return of the S&P/TSX Composite Index and the total cumulative shareholder return of the S&P/TSX Gold Index for the five years ended December 31, 2004.

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 2000 — December 31, 2004

Compensation of Directors

During 2004, the Corporation paid a cash honorarium in the amount of $18,000 to each of the non-management directors for services rendered as directors of the Corporation during the year. The amount was based on a $12,000 retainer and $1,000 per meeting for six meetings during the year. In addition, each director received $2,500 for each regular committee of which the director was a member. For each committee of which the director was a chairman, the director was compensated a further $1,000. The Corporation has five regular committees, the Executive Committee, the Audit and Risk Management Committee, the Safety and Environmental Committee, the Human Resources Committee and the Corporate Governance and Nominating Committee. Typically directors are paid $1,000 per meeting for meetings of Committees other than regular committees. During 2004 the Board of Directors held 11 meetings, in excess of the six meetings on which the annual retainer is based. The Company paid an additional $1,000 per meeting to directors attending additional board meetings. The Corporation also pays fees for any additional services rendered by Directors at the regular rates for such services. The Chairman is advised of any proposed additional services and if deemed material, board approval is obtained. During the past year, no director provided any material additional services to the Corporation.

The following options were granted to Directors who are not Named Executive Officers during the most recently completed financial year:

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Underlying Securities at Date of Grant	Expiration Date

Larry Bell	60,000	2.70%	$3.34	$3.34	01/02/09
	28,636		$2.76	$2.76	02/05/09

David Fennell	60,000	3.35%	$3.34	$3.34	01/02/09
	50,000		$2.76	$2.76	02/05/09

Catherine McLeod-Seltzer	60,000	1.83%	$3.34	$3.34	01/02/09

Peter Nixon	60,000	1.83%	$3.34	$3.34	01/02/09

Anthony Petrina	60,000	3.00%	$3.34	$3.34	01/02/09
	38,485		$2.76	$2.76	02/05/09

Christopher Pollard	60,000	1.83%	$3.34	$3.34	01/02/09

Peter Steen	60,000	2.82%	$3.34	$3.34	01/02/09
	32,424		$2.76	$2.76	02/05/09

William Stanley	60,000	1.83%	$3.34	$3.34	01/02/04

For the year 2004, Mr. Bell, Mr. Petrina and Mr. Steen elected to receive a total of 99,545 options in lieu of Directors fees of $131,400. The attributed value of the stock options was $1.32 per option as determined using an option valuation model based on the Black Scholes model. Mr. Fennell received 50,000 bonus options in his capacity as Executive Vice-Chairman of the Board.

CORPORATE GOVERNANCE

Every company listed on the Toronto Stock Exchange is required to describe its approach to corporate governance, with specific reference to the TSX guidelines on an annual basis in the company’s annual report or information circular.

The Board of Directors of the Corporation has approved the corporate governance policies for the Corporation, which are described with specific reference to the TSX guidelines below and in the Corporation’s Annual Report for the year ended December 31, 2004.

The Corporation also takes care to ensure it is in compliance with the Corporate Governance and Audit Committee guidelines of the American Stock Exchange, especially as those guidelines relate to the Sarbanes Oxley legislation recently enacted in the United States.

Statement of Corporate Governance Responding to TSX Guidelines (in italics)

“1.     The board should explicitly assume responsibility for the stewardship of the corporation and specifically for a) the adoption of a strategic planning process; b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks; c) succession planning, including appointing, training and monitoring senior management; d) a communications polity for the corporation; e) the integrity of the corporations internal control and management information systems.”

1)

  The Board, through its mandate, is responsible for the stewardship of the Corporation and has final accountability for the governance and management of the Corporation’s affairs. The Board works with and monitors the performance of management on an ongoing basis.

1a)

The Board is actively involved in discussing, establishing and approving the Corporation’s strategic goals and the implementation of the required courses of action. Typically, the Board refers significant strategic matters to the appropriate committee to ensure that any proposed initiative is consistent with the Corporation’s stated goals.

1b)

The Board reviews and discusses with management the principal risks of the Company’s business. During the past year the Board visited the Company’s Canadian Arctic projects to better identify and understand the risks associated with these activities. The Audit and Risk Management Committee reviews and monitors the Company’s internal control systems, reviews a report from management defining and assessing the principal risks to the Company and the Board is informed.

1c)

The Board takes responsibility for appointing and monitoring senior management through the Human Resources Committee. The Board encourages management’s participation in appropriate professional and personal development activities and supports management’s commitment to the training and development of all employees.

1d)

The Corporation endeavours to keep its shareholders informed with a comprehensive annual report and interim quarterly statements. The Corporation also maintains a website which provides summary information on the Corporation as well as press releases and regulatory filings. The Corporation has a dedicated investor relations person who deals with shareholder and analyst enquiries, or when appropriate, refers such enquiries to a member of senior management.

1e)

Management of the Corporation is responsible for the design and implementation of the Corporation’s internal control and financial management systems. The Board, through the Audit and Risk Management Committee is responsible for reviewing and discussing with management and external auditors the integrity of such systems.

“2.     The Board should be constituted with a majority of individuals who qualify as “unrelated” directors, and the Board should disclose if the Corporation has a significant shareholder and how the Board reflects the interests of the shareholders other than the significant shareholder.”

2)	The Board is composed of nine directors; seven are unrelated and independent of management in accordance with the definitions of unrelated as provided by the Toronto Stock Exchange.

“3.	The Board should disclose whether the Board has a majority of unrelated directors with an analysis of how this conclusion was reached.”

3)

Mr. Anthony Walsh, the President and Chief Executive Officer of the Corporation, and Mr. David Fennell, the Executive Vice-Chairman of the Corporation, are members of the Board. All other directors of the Corporation are considered by the board to be independent of management and free of any interest or other business relationships that may interfere with the director’s ability to act in the best interests of the Corporation.

“4.

The Board should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.”

4)

The full Board of the Corporation is responsible for determining the competencies, skills and personal qualities it should seek in a new Board member, in light of the opportunities and risks facing the Corporation. Within this framework, the Corporate Governance and Nominating Committee, composed of four unrelated directors, is responsible for recommending prospective Board members to fill vacancies on the Board. The Corporate Governance and Nominating Committee, according to its mandate has designed and implemented a formal process for evaluating and assessing individual director performance on a regular basis.

“5.	The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.”

5)

The Corporate Governance and Nominating Committee according to its written mandate, is responsible for assessing the performance and effectiveness of the Board as a whole and of committees of the Board. During the year ended December 31, 2004, the Corporate Governance and Nominating Committee conducted a formal evaluation of the performance of the Board and its committees as well as the contributions of individual directors.

“6.	The Board should provide an orientation and education program for new directors.”

6)

New directors are provided with substantial background materials upon joining the Board. This material includes, among other things, information about the Corporation such as past annual and quarterly reports and regulatory filings such as the Annual Information Form and proxy circulars. In addition, new directors have full briefing sessions from senior management on a frequent basis.

“7.	The Board should examine its size with a view to facilitate more effective decision-making.”

7)

The Board of Directors examines its size as well as its composition regularly to ensure that it facilitates effective decision making. This is done as an integral part of the annual evaluation of the Board’s performance and effectiveness. The Board believes that the current number of Directors, the experience they bring to the Board and the current composition of the Board, are appropriate for the Board to perform its duties and responsibilities effectively.

“8.	The Board should review the adequacy and form of the compensation of directors to ensure the responsibilities and risks involved in being an effective director are reflected.”

8)

The Human Resources Committee reviews annually the adequacy and form of compensation for Directors. The Committee examines the compensation with reference to industry standards for companies of a similar size and nature. In its current review, the Committee agreed that in most respects, Board compensation was adequate. In the case of Committee Chairs, fees were adjusted upwards to be bought in line with those paid by other companies of a similar size and nature and to reflect the increased work loads that are expected of the committees.

“9.	Board Committees should generally be composed of outside (i.e. non-management) directors, a majority of whom are unrelated.”

9)

There are five standing committees of the Board: the Executive Committee, the Human Resources Committee, the Audit and Risk Management Committee, the Corporate Governance and Nominating Committee and the Safety and Environmental Committee. All of the committees are made up of outside and unrelated directors with the exception of the Executive Committee which consists of two outside and unrelated directors and two management directors.

“10.	The Board should appoint a Committee responsible for developing the Corporation’s approach to governance issues and these guidelines.”

10)

The Corporate Governance and Nominating Committee has responsibility for developing and monitoring the Corporation’s approach to corporate governance issues and for responding to the TSX’s best practices guidelines. The responsibilities of the Corporate Governance and Nominating Committee are set out in a written mandate which is posted on the Corporation’s website.

“11.

The Board should: a) develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities, b) develop the corporate objectives which the CEO is responsible for meeting.”

11)

The Board of Directors operates according to its own corporate mandate. The Board is assessed annually in light of this mandate. The Board, through its Human Resources Committee, defines the limit to management’s responsibilities and establishes goals for members of senior management. Individual performance of senior management is conducted by the Committee within the framework of these goals, and annual salary and bonus considerations are recommended based on these reviews. The Chief Executive Officer of the Corporation participates in the review process of other senior managers.

“12.	The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.”

12)

The Board operates independently of management. The Corporation’s policy is that a majority of members of the Board be “unrelated” according to the definition established by the Toronto Stock Exchange. Furthermore, the Corporation’s policy is to maintain a non-executive Chairman of the Board to ensure that the Board of Directors can function independently of management. The current Chairman, Anthony J. Petrina, is an outside and unrelated director. Also, independent members of the Board are provided with an opportunity to meet “in camera” at each Board meeting.

“13.	The Audit Committee of the Board should be composed only of outside directors and its roles and responsibilities should be specifically defined.”

13)

The Audit and Risk Management Committee consists of four outside and unrelated directors, all of whom are financially literate. The Chairperson of the Committee qualifies as a financial expert. The role and responsibility of the Committee is described in its written mandate. The primary responsibilities include, but are not limited to, engaging the external auditors, subject to annual approval by the shareholders of the Corporation; oversight of the financial reporting process on the Board’s behalf, including the review and approval of the annual audited and interim financial statements, management’s discussion and analysis, financial controls, and review and approval of non-audit work by the Corporation’s auditors; and providing the Corporation’s auditors with a forum to raise any issues or concerns that they may have.

“14.	The Board should implement a system which enables individual director to engage outside advisers at the expense of the corporation in appropriate circumstances.”

14)

The mandates of the Board and of its committees have incorporated a formal policy for permitting directors to retain outside advisors at the Company’s expense. Any of these services must be approved by the Board.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers is or has been indebted to the Company or its subsidiaries since the beginning of the most recently completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding common shares or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since January 2004 that has materially affected or will materially affect the Corporation other than as described in the following paragraph.

Dundee Securities Corporation (“Dundee Securities”) is an affiliate of Dundee Wealth Management Inc. which, together with its associates and affiliates, owns or exercises control or direction over an aggregate of 25,580,717 Common Shares, representing approximately 16% of the total number outstanding. In 2004, Dundee Securities acted as an underwriter in respect of a $15,000,000 private placement of securities of the Corporation.  In consideration for its services, Dundee Securities and other underwriters received a cash commission equal to 5% of the gross proceeds of the offering. .

APPOINTMENT OF AUDITOR

The auditor of the Corporation is KPMG LLP, Chartered Accountants. KPMG LLP have been the auditors of the Corporation since January 5, 1994. Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation until the close of the next following annual general meeting of the shareholders of the

Corporation or until their successor is appointed and authority is provided to the directors to fix the remuneration of the auditor.

AUDIT COMMITTEE

The Audit and Risk Management Committee of the Company consist of Larry Bell (Chair), Christopher Pollard, Peter Nixon and William Stanley.

Audit Committee Charter

The text of the Audit & Risk Management Committee charter is attached as Schedule “A”.

Independence

Multilateral Instrument 52-110 “Audit Committees” (“MI 52-110”) provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise fot he member’s independent judgement. The Audit and Risk Management Committee consists of four outside and unrelated directors, all of whom are financially literate. The Chairperson of the Committee qualifies as a financial expert. The role and responsibility of the Committee is described in its written mandate. The primary responsibilities include, but are not limited to, engaging the external auditors, subject to annual approval by the shareholders of the Corporation; oversight of the financial reporting process on the Board’s behalf, including the review and approval of the annual audited and interim financial statements, management’s discussion and analysis, financial controls, and review and approval of non-audit work by the Corporation’s auditors; and providing the Corporation’s auditors with a forum to raise any issues or concerns that they may have.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably expected to be raised by the issuers financial statements.

All of the members of the Audit and Risk Management Committee are financially literate as that term is defined.

Audit Fees

External Auditor Service Fees

During the past two financial years the Corporation paid fees to the Corporation’s auditors as set out below.

	2004	2003

Audit Fees	$144,150	$130,950
Audit Related Fees	78,175	--
Tax Fees	69,250	114,500
All Other Fees	--	--

Total	$291,575	$245,450

“Audit Fees” are the aggregate fees billed by KPMG LLP for the audit of the Corporation’s consolidated annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Company or any proposed nominee of the management of the Company for election as a director of the Company, nor any associate or affiliate fo the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

ADDITIONAL INFORMATION

A copy of the recent Annual Report, including management discussion and analysis, and financial statements of the Corporation for the most recently completed financial year is enclosed with these materials. A copy of the most recent Form 40F/Annual Information Form filed by the Corporation may be obtained upon written request from the Secretary of the Corporation to #300-889 Harbourside Drive, North Vancouver, British Columbia Canada, V7P 3S1 The Corporation may require the payment of a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Corporation. Additional information relating to the Corporation may also be retrieved from SEDAR as www.sedar.com.

APPROVAL

The contents and the sending of this management information circular have been approved by the directors of the Corporation.

Dated April 14, 2004	By Order of the Board Anthony P. Walsh President & Chief Executive Officer

SCHEDULE “A”

AUDIT & RISK MANAGEMENT COMMITTEE MANDATE

      Purpose

The purpose of the Audit and Risk Management Committee (the “Committee”) is to provide assistance to the Board of Directors of the Corporation in fulfilling its responsibility to the shareholders, potential shareholders and the investment community relating to corporate accounting, the reporting practices of the Corporation, the quality and the integrity of the Corporation’s financial reporting practices, and the audit process. In so doing, it is the responsibility of the Committee to ensure free and open communication between the directors of the Corporation, the independent auditors and the financial management of the Corporation.

Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation. The independent auditors are responsible for auditing the Corporation’s annual financial statements and for reviewing the Corporation’s interim financial statements.

      Organization

The Committee is to be composed of Directors who are independent of the management of the Corporation and are free of any relationship that, in the opinion of The Board of Directors, would interfere with their exercise of independent judgment as committee members. The Committee will ensure that it’s Chairperson and members be financially literate and that at least one member have expertise in financial reporting. The Committee will meet at least four times a year, with the authority to convene additional meetings as circumstances require.

      Responsibilities

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the accounting and reporting practices of the Corporation are in accordance with all requirements and are of the highest quality.

        In carrying out these responsibilities, the Committee will:

•	Be responsible for reviewing and recommending for approval to the Board the annual and quarterly financial statements of the Corporation. Included in this review is assessing the use of management estimates in the preparation of the financial statements. The Committee is responsible for ensuring that systems are in place to limit the potential for material misstatement in the financial statements and that the financial statements are complete and consistent with information known to the Committee;

•	Review and recommend to the Directors the independent auditors to be selected to audit the financial statements of the Corporation;

•	Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•	Review with the independent auditors, the Corporation’s financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls and systems of the Corporation, and elicit any recommendations for the improvement of such internal controls procedures and systems or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review the Corporation’s policy statements to determine their appropriateness;

•	Review the Corporation's hedging and risk management systems and policies;

•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting policy should be reviewed;

•	Review the interim and annual financial statements and disclosures under management’s discussion and analysis of financial condition and results of Operations with both management and external auditors prior to the release of all such reports;

•	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Corporations financial, accounting personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources succession planning within the Corporation;

•	Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors;

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside advisors, including legal counsel for this purpose if, in its judgment, that is appropriate;

•	The Audit Committee will review their own performance on a continual basis and make recommendations to the Board for changes to this Audit and Risk Management Committee Mandate and the composition of the Committee;

•	Have the right for the purpose of performing its duties to inspect all the books and records and any matters relating to the financial position of the Corporation with the officers, employers or external parties, including the external auditor, all of whom are expected to cooperate.

      Audit and Risk Management Committee composition

The Audit and Risk Management Committee consists of four outside and unrelated directors: Lawrence Bell (Audit Committee Expert and Chair), Peter Nixon, Christopher Pollard and William Stanley. Each of these members has the following experience relevant to his responsibilities as a member of the Audit and Risk Management Committee:

Lawrence Bell, Chairman – Mr. Bell is the Chair of BC Hydro & Power Authority. Mr. Bell has extensive experience dealing with financial matters, including serving in the British Columbia province’s public sector as Deputy Minister of Finance; Secretary to the Treasury Board; Deputy Minister of Housing, Lands and Parks; and Deputy Minister responsible for Transit. Mr. Bell serves and has served on the board of many private and public companies and charitable organizations, including public mining companies and financial organizations such as currently serving at the Chair of the University of British Columbia Investment Management Trust and formerly serving as the Chief Executive Officer of Vancouver City Savings Credit Union.

Peter Nixon — Mr. Nixon has over 30 years experience in the investment business relating to selling securities and raising capital for issuers. Mr. Nixon has experience working in the research department of a brokerage firm, has taken a one year accounting course at McGill University and a course on financial reporting with the Canadian Securities Institute.

Christopher Pollard – Mr. Pollard has obtained experience dealing with financial statement issues as a member of the Corporation’s Audit and Risk Management Committee for nine years and a director and member of the audit committees of other public companies. Mr. Pollard has also served as the managing partner of a mid-sized Vancouver law firm.

William Stanley – Mr. Stanley worked for 25 years with Coopers & Lybrand, now PriceWaterhouseCoopers, as a partner in charge of management consulting services for the Canadian and international mining industry. Mr. Stanley served as Chairman of the Audit Committee of Luscar Coal Ltd. for five years, has taken courses on finance and financial statements, has served as Chairman and a director for a number of charitable organizations and has served on the Corporation’s Audit and Risk Management Committee for nine years.

All of the members of the Audit and Risk Management Committee are independent of the Corporation and accordingly the Corporation has not relied on any independence exemption provided in Multilateral Instrument 52-110 adopted by the Canadian Securities Administrators.

At no time in the Corporation’s most recently completed financial year was a recommendation of the Audit and Risk Management Committee to nominate or compensate an external auditor not adopted by Board of Directors of the Corporation.

      Pre-Approval Policies and Procedures

The policy of the Audit and Risk Management Committee is that the Corporation may not retain the Corporation’s Auditors to conduct non audit services without the prior approval of the Audit and Risk Management Committee. The Audit and Risk Management Committee procedure for granting such approval is to review with management the proposed services and estimated budget and, where the Audit and Risk Management Committee is satisfied that to permit the Auditor to perform the specified non audit services would not prejudice the Auditor’s independence, to permit the Corporation to have the Auditor perform the non audit services with a maximum permitted fee. During the past two financial years the Audit and Risk Management Committee has approved the Corporation retaining the Auditor to perform non audit services relating to: providing guidance with respect to documentation and testing of internal controls; reviewing quarterly unaudited financial statements; consulting as to accounting or disclosure treatment of transactions; performing due diligence assistance on potential acquisitions; reviewing disclosure in public offering documents; providing information risk management services associated with the implementation of computer system software; providing Canadian tax compliance services and tax planning and advisory services.

EXHIBIT 3

                                      PROXY
                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                           MIRAMAR MINING CORPORATION
                TO BE HELD AT VANCOUVER, BRITISH COLUMBIA, CANADA
                      ON TUESDAY, MAY 10, 2005 AT 10:00 AM

The undersigned  shareholder  ("Registered  Shareholder")  of the Company hereby appoints,  ANTHONY  WALSH,  a Director of the  Company,  or failing this person,
ANTHONY  PETRINA,   a  Director  of  the  Company,   or  in  the  place  of  the
foregoing,_______________________  as  proxyholder  for  and  on  behalf  of the
Registered  Shareholder  with the power of substitution to attend,  act and vote for and on behalf of the  Registered  Shareholder in respect of all matters that may  properly  come  before the  aforesaid  meeting of the  shareholders  of the
Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned  Registered  Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company  recorded in the name of the Registered  Shareholder as specified
herein.  The  undersigned   Registered  Shareholder  hereby  revokes  any  proxy
previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of
Meeting and Information Circular)

================================================================================

                                                    For    Against     Withhold
--------------------------------------------------------------------------------

1.   Appointment of KPMG LLP, Chartered                      N/A
     Accountants as auditors of the Company
     and authorization of the Directors to fix
     the Auditor's remuneration
--------------------------------------------------------------------------------
2.   To elect as Director, LAWRENCE BELL                     N/A
--------------------------------------------------------------------------------
3.   To elect as Director, DAVID FENNELL                     N/A
--------------------------------------------------------------------------------
4.   To elect as Director, CATHERINE McLEOD-SELTZER          N/A
--------------------------------------------------------------------------------
5.   To elect as Director, PETER NIXON                       N/A
--------------------------------------------------------------------------------
6.   To elect as Director, ANTHONY J. PETRINA                N/A
--------------------------------------------------------------------------------
7.   To elect as Director, CHRISTOPHER J. POLLARD            N/A
--------------------------------------------------------------------------------
8.   To elect as Director, WILLIAM STANLEY                   N/A
--------------------------------------------------------------------------------
9.   To elect as Director, ANTHONY WALSH                     N/A
================================================================================

SECURITYHOLDER SIGN HERE:

DATE SIGNED:
             -------------------------------------------------
               THIS FORM MUST BE SIGNED AND DATED ABOVE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   This Proxy is solicited by the Management of the Company.

2.   This form of proxy  ("Instrument  of  Proxy")  must be  signed by you,  the
     Registered  Shareholder,  or by your  attorney  duly  authorized  by you in writing, or, in the case of a corporation,  by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative,  the original or a notarial copy of the instrument so empowering such person,  or such other  documentation  in support  as  shall be  acceptable  to the  Chairman  of the  Meeting,  must accompany the Instrument of Proxy.

3.   If this Instrument of Proxy is not dated in the space  provided,  authority is hereby given by you, the Registered Shareholder,  for the proxyholder to date this proxy April 14, 2005, the date on which it was mailed to you, the
     Registered Shareholder, by Pacific Corporate Trust Company.

4.   A Registered  Shareholder  who wishes to attend the Meeting and vote on the resolutions in person, may register with the scrutineers before the Meeting begins.

5.   A  Registered  Shareholder  who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a)  appoint one of the management  proxyholders named on the Instrument of
          Proxy, by leaving the wording  appointing a nominee as is (i.e. do not strike out the management  proxyholders  shown and do not complete the blank space provided for the appointment of an alternate proxyholder).
          Where no choice is specified by a Registered  Shareholder with respect to a  resolution  set out in the  Instrument  of Proxy,  a  management appointee  acting as a proxyholder  will vote on the  resolution as if the Registered Shareholder had specified an affirmative vote;

     OR

     (b)  appoint another proxyholder,  who need not be a Registered Shareholder of the  Company,  to vote  according to the  Registered  Shareholder's instructions,  by striking out the management  proxyholder names shown and  inserting the name of the person you wish to represent you at the meeting in the space  provided  for an  alternate  proxyholder.  If no choice is specified,  the proxyholder has  discretionary  authority to vote as the proxyholder sees fit.

5.   The  securities  represented  by this  Instrument of Proxy will be voted or withheld from voting in accordance with the  instructions of the Registered
     Shareholder on any poll on a resolution  that may be called for and, if the
     Registered  Shareholder specifies a choice with respect to any matter to be acted  upon,  the  securities  will be voted  accordingly.  Further,  if so authorized by this Instrument of Proxy, the securities will be voted by the appointed  proxyholder  with respect to any amendments or variations of any of the  resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the  proxyholder in its sole discretion sees fit.

6.   If a Registered  Shareholder  has  submitted an  Instrument  of Proxy,  the
     Registered Shareholder may still attend the Meeting and may vote in person.
     To do so, the Registered  Shareholder  must record his/her  attendance with the  scrutineers  before the  commencement  of the Meeting  and revoke,  in writing, the prior votes.

================================================================================
     To be represented at the Meeting,  voting instructions must be DEPOSITED at the office of  "PACIFIC  CORPORATE  TRUST  COMPANY"  no later than  5:00PM,
     Vancouver  time,  on May 9,  2005 or in the case of an  adjournment  of the
     Meeting, not later than 5:00PM on the business day prior to the time of the
     Meeting, or adjournment thereof.

     The mailing address of Pacific  Corporate Trust Company is 625 Howe Street,
     10th Floor,  Vancouver,  British  Columbia,  V6C 3B8, and its fax number is
     (604) 689-8144.

   IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY
                               IN THE ADDRESS BOX
REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote
                              (1-888-835-8683) OR
             INTERNET VOTING AT http://www.stocktronics.com/webvote

================================================================================

EXHIBIT 4

                     REQUEST FOR VOTING INSTRUCTIONS ("VIF")

                    ANNUALGENERAL MEETING OF SHAREHOLDERS OF

                           MIRAMAR MINING CORPORATION
                TO BE HELD AT VANCOUVER, BRITISH COLUMBIA, CANADA
                      ON TUESDAY, MAY 10, 2005 AT 10:00 AM

To our shareholders:

We are  sending to you the  enclosed  proxy-related  materials  that relate to a meeting of the holders of the class of  securities  that are held on your behalf by the  intermediary  identified  below.  Unless you or  someone on your  behalf attends  the  meeting as a  proxyholder,  your  securities  can be voted only by management,  as proxyholder of the registered  holder,  in accordance  with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting  without your  specific  voting  instructions.  In order for these securities to be voted at the meeting, it will be necessary for us to have your specific  voting  instructions.  Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the  meeting or have  someone  else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions  (For full details of each item,  please see the enclosed  Notice of
Meeting and Information Circular)

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                                                    For    Against     Withhold
--------------------------------------------------------------------------------

1.   Appointment of KPMG LLP, Chartered                      N/A
     Accountants as auditors of the Company
     and authorization of the Directors to fix
     the Auditor's remuneration
--------------------------------------------------------------------------------
2.   To elect as Director, LAWRENCE BELL                     N/A
--------------------------------------------------------------------------------
3.   To elect as Director, DAVID FENNELL                     N/A
--------------------------------------------------------------------------------
4.   To elect as Director, CATHERINE McLEOD-SELTZER          N/A
--------------------------------------------------------------------------------
5.   To elect as Director, PETER NIXON                       N/A
--------------------------------------------------------------------------------
6.   To elect as Director, ANTHONY J. PETRINA                N/A
--------------------------------------------------------------------------------
7.   To elect as Director, CHRISTOPHER J. POLLARD            N/A
--------------------------------------------------------------------------------
8.   To elect as Director, WILLIAM STANLEY                   N/A
--------------------------------------------------------------------------------
9.   To elect as Director, ANTHONY WALSH                     N/A
--------------------------------------------------------------------------------
10.
--------------------------------------------------------------------------------
11.
--------------------------------------------------------------------------------
12.
================================================================================

If this VIF is signed and the form is not marked otherwise,  the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space  provided,  authority  is hereby  given by you, the  securityholder,  for the proxyholder to date this form April 14, 2005, the date on which it was mailed to you, the securityholder.

This VIF confers  discretionary  authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the  accompanying  notice of meeting and information circular.

By providing voting  instructions as requested,  you are acknowledging  that you are the  beneficial  owner of, and are  entitled to instruct us with  respect to voting of, these securities.

(If these voting  instructions  are given on behalf of a body  corporate set out the full legal name of the body  corporate,  the name and position of the person giving voting  instructions  on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:

DATE SIGNED:
             -------------------------------------------------
               THIS FORM MUST BE SIGNED AND DATED ABOVE.

       ****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.****

Should you wish to attend the meeting and vote or have  someone  else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place  provided  below  and a form of legal  proxy  will be issued which  will  grant you or the  person  specified  by you the right to attend the meeting and vote.  If you require  assistance  in this  regard,  please  contact
YASMIN JUMA at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:
                                                             ------------------

SECURITYHOLDER SIGN HERE:
                          -----------------------------------------------------
DATE SIGNED:
             ------------------------------------------------------------------
PLEASE SIGN AND DATE.
--------------------------------------------------------------------------------

================================================================================
     To be represented at the Meeting,  voting instructions must be DEPOSITED at the office of  "PACIFIC  CORPORATE  TRUST  COMPANY"  no later than  5:00PM,
     Vancouver  time,  on May 9,  2005 or in the case of an  adjournment  of the
     Meeting, not later than 5:00PM on the business day prior to the time of the
     Meeting, or adjournment thereof.

     The mailing address of Pacific  Corporate Trust Company is 625 Howe Street,
     10th Floor,  Vancouver,  British  Columbia,  V6C 3B8, and its fax number is
     (604) 689-8144.

   IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY
                               IN THE ADDRESS BOX
REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote
                              (1-888-835-8683) OR
             INTERNET VOTING AT http://www.stocktronics.com/webvote

================================================================================